UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 13, 2019

(Date of earliest event reported)

Coherix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	38-3693744
(State or other incorporation)	(I.R.S. Employer Identification No.)

3980 Ranchero Dr.

Ann Arbor, MI 48108

(Full mailing address of principal executive offices)

(734) 922-4073

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Amendment to Line of Credit

On March 13, 2019, Coherix, Inc. (the “Company”) entered into Amendment No. 7 to the Loan and Security Agreement with Crestmark Bank. The amendment increased the line of credit to $5 million. The amendment is filed as Exhibit 6.3 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coherix, Inc. By: /s/ Dwight D. Carlson Name: Dwight D. Carlson Title: Chief Executive Officer Date: March 15, 2019

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Exhibit Index

Exhibit No.	Description

6.3	Amendment No. 7 to Loan and Security Agreement dated August 19, 2016 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended.

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